

September 13, 2011

Via E-mail
Mr. Michael Gismondi
President and Chief Executive Officer
Centor Inc.
4667A Dundas Street West
Etobicoke Ontario, Canada M9A 1A4

  Re: Centor Inc.
    Registration Statement on Form S-1
    Filed August 17, 2011
    File No. 333-176362

Dear Mr. Gismondi:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. Please prepare your amendment with reference to Form S-1, available at www.sec.gov/about/forms/forms-1.pdf. For example, without limitation, we note your reference to "Small Business Issuer" on the cover page of your filing. Please note that this term is no longer applicable.

4. Please check the applicable box to indicate your filer status on the cover page of your filing.

5. Where you reference other sections of your prospectus, please provide relevant page numbers. For example, and without limitation, we note your reference at page 6 to the section captioned "Plan of Distribution."

6. We note that your Articles of Incorporation, filed as Exhibit 3.1, references "Toron, Inc." Please advise.

7. Your disclosure at times appears to have been drafted by making changes to another company's filing, rather than drafting new disclosure tailored to your particular facts and circumstances. Please ensure that your disclosure is updated, current, consistent, and accurate. For example, and without limitation, we note the following:

   • Filing is marked, "Dated September 24, 2008" at the top of each page;

   • Your prospectus cover page states that the "selling shareholders named in this prospectus are offering all of our shares of common stock";

   • You state at page 11 that your directors sold shares to their "family, close friends and close business associates" yet you disclose that none of the selling shareholders has had a material relationship with you at page 14;

   • Your reference to "Named Experts and Council (sic)" at page 22; and

   • You state at pages 4 and 23 that you acquired the mining claims for "an initial consideration totaling $13,360";

Prospectus Summary, page 4

8. Please disclose in one of the first paragraphs of this section your date of inception, as well as the dollar amount you need to raise in order to implement your business plan. Also disclose, if true, that you have taken no concrete steps to implement your business plan.

9. Please expand to discuss, if known, the types of minerals you hope to explore. In this regard, we note your discussion on page 31 of the market price for copper, silver and gold.

10. Please expand your discussion of the May 27, 2011 purchase agreement to disclose the aggregate amount you must spend, either in expenditures or as payments to Minquest, and the applicable time period you must make these expenditures in order to obtain an undivided 100% right in the property.

11. Please expand the table on page 4 to include a column detailing the estimated costs for each phase of your exploration program.

Risk Factors, page 7

12. Eliminate the suggestion in the introductory paragraph that you have not included all material risks in this section.

If we do not obtain additional financing, our business plan will fail, page 7

13. Disclose the amount of additional financing you require to implement your proposed exploration plan.

If we fail to make required payments or expenditures, we could lose title to the mining, page 8

14. Expand your disclosures to discuss the "required expenditures." Also, revise to disclose the annual required expenditures and payments for all of your claims in the aggregate.

Determination of Offering Price, page 12

15. Please clarify in the first sentence that the "offering price of $0.01" was the offering price of the private placement, not the offering price for the shares being registered herein. Please provide the basis for your conclusion that the selling shareholders are "required" to sell your shares at $0.02 per share until quotation on the OTC Bulletin Board. We also note your statement, "We determined the offering price based upon the last sale of our common stock to investors" on page 6. Refer to Item 505(a) of Regulation S-K.

Legal Proceedings, page 18

16. Provide the information required by Item 401(f) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 19

17. For each officer and director, identify and describe all currently held positions, and state his complete business experience over the past five years, leaving no gap as to time. See Item 401 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

    18. Disclose the address of each beneficial owner. Refer to Item 403 of Regulation S-K.

Business Description, page 23

Overview, page 23

    19. Please disclose whether Messrs. Gismondi or Grande have visited the property.

Conditions to Retain Title the (sic) Mining Claim, page 26

    20. Expand your disclosures to describe the minimum expenditures and any other material terms necessary to retain title to your mining claims.

    21. Explain how the effect of the Mineral Act for the State of Nevada is that you "are able to carry out [your] exploration program as [you] have described in this prospectus."

Managements (sic) Discussion and Analysis, page 29

    22. Please explain your reference to "Diamond Drilling" on page 30.

Liquidity and Capital Resources, page 34

    23. Please disclose whether if you have sufficient funds to meet your capital needs and exploration plans for the next 12 months. If there will be a shortfall, please quantify the shortfall and discuss how you will raise funds to meet your needs.

Certain Relationships and Related Transactions, page 34

    24. Please provide the disclosures required pursuant to Item 404(d) of Regulation S-K. We note your disclosure with respect to the March 31, 2011 private placement offering to Messrs. Gismondi and Grande on page 5.

Financial Statements – March 31, 2011

General

    25. We note that you refer yourself as a pre-exploration stage company. As the term "pre-exploration stage" is not contemplated by Industry Guide 7(a), please revise your disclosure to refer to yourself as an exploration stage company.'

Statement of Operations, page F-3

26. Please revise to include basic and diluted weighted average shares outstanding and net loss per share information for the period ended March 31, 2011 in your statement of operations. Refer to FASB ASC 260-10-45 for further guidance.

Notes to the Financial Statements

Note – 2 Significant Accounting Policies

Impaired Asset Policy, page F-6

27. Please expand your accounting policy footnote to disclose whether you include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) in determining whether mining asset is impaired. Please refer to FASB ASC 930-360-35 for further guidance.

Financial Statements – June 30, 2011

Notes to the Financial Statements

Note 3 – Acquisition of Mineral Claims, page F-14

28. We note your disclosure stating that you paid $13,360 to acquire 14 mineral claims in Nevada. However, it does not appear that this cash expenditure is reflected in your statement of cash flows. Please revise or advise. Refer to FASB ASC 230-10-45 for further guidance.

Exhibits, page II-4

29. Please file all agreements relating to (1) any loans; (2) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (3) service to Centor Inc. as officer or director, including any deferral of compensation and lease arrangements. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from *Compliance & Disclosure Interpretations*, Regulation S-K (updated July 8, 2011), available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Engineering Comments

Description of Business, page 23

30. Please provide a brief description of all payments and any conditions that must be met in order to obtain or retain your property pursuant to Section (b)(2) of Industry Guide 7.

Mining Claim Description, page 26

31. We note your statement that your claim renewal payment is due by August 31, 2011, yet your table indicates August 31, 2012. Please clarify.

Geology of the Mining Claims, page 27

32. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

33. We note your disclose of sample ranges in this section of your filing. When disclosing analytical or testing results for your property, please disclose the specific location and type of sample, the depth of the sample interval, and a summary of the widths of the mineralized zone. You should also provide a summary description of the type of testing procedures used, sample size, testing laboratory used, and any relationship of the laboratory to your company.

Government Approvals and Regulations, page 28

34. Please provide an overview of the permits required in order to perform exploration work on your property.

Phase One-Four Exploration Cost Review, page 31

35. The information you disclose in regards to your exploration plan is not legible. Accordingly, please revise.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Suying Li, Staff Accountant, at (202) 551-3335, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

             Sincerely,

             /s/ A.N. Parker

             Anne Nguyen Parker
             Branch Chief

cc: Luis Carrillo Esq.
   Carrillo, Huettel LLP